P.E. 2/7/02

02014931

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

THROUGH February 7, 2002

(Commission File No. 001-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _x_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 7, 2002

BRASIL TELECOM S.A.

By: [signature]
Name: Carla Cico
Title: President and Chief Executive Officer

EXHIBIT #1

BrasilTelecom S.A.

Free Translation

BRASIL TELECOM S.A.
Corporate Taxpayer Registration
Nº 76.535.764/0001-43
NIRE 53 3 0000622 9
Publicly Traded Company

MATERIAL FACT

BRASIL TELECOM S/A ("Brasil Telecom") with headquarters at SIA Sul – ASP – Lote D – Bloco B, Brasília, Distrito Federal, pursuant to CVM Instruction Nº 31/84, under the Corporate Taxpayer Registration Nº 76.535.764/0001-43, hereby informs of the adjournment of its public issuance in Brazil of non-convertible debentures, in the amount of R$1,500,000,000.00, which had been scheduled for January 31st, 2002.

The adjournment above was due to unfavorable market conditions.

The Company expects to be able to offer its non-convertible debentures in Brazil once market conditions improve.

Brasília, January 31st, 2002.

Carla Cico
Investor Relations Officer
Brasil Telecom S.A.

EXHIBIT #2

BrasilTelecom

RELEASE

Brasilia, February 7, 2002 - Brasil Telecom S.A. (NYSE: BTM, BOVESPA: TEPR3/TEPR4) informs that its capital expenditures program for 2002, in the total amount of R$1.7 billion, was approved on a company's Board of Directors meeting held on January 28, 2002.

Carla Cico
Investor Relations Officer
Brasil Telecom S.A.

# # #

INVESTOR RELATIONS CONTACTS

Eliana Rodrigues (Gerente)
(5561) 415-1122
eliana@brasiltelecom.com.br

Renata Fontes
(5561) 415-1256
renatafontes@brasiltelecom.com.br

Valder Nogueira
(5561) 415-1063
valder@brasiltelecom.com.br

Shay Chor
(5561) 415-1291
shay@brasiltelecom.com.br

MEDIA RELATIONS CONTACTS

Ivette Almeida
(212) 983-1702
ivette.almeida@annemcbride.com

Cesar Borges
(5561) 415-1378
cesarb@brasiltelecom.com.br